UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)



                                 ASHWORTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04516H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                         with a copy to:

           David Meyer                               Stanley H. Meadows, P.C
  c/o Knightspoint Partners LLC                          Heidi J. Steele
  787 Seventh Avenue, 9th Floor                     McDermott Will & Emery LLP
     New York, New York 10019                         227 West Monroe Street
          (212) 786-6050                             Chicago, Illinois 60606
                                                          (312) 372-2000

--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications)

                                   MAY 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners II, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Capital Management II LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101
--------------------------------------------------------------------------------

(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners LLC                            81-0604786
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Koeneke
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            18,200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 200
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 18,200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 200
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         18,400
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David Meyer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            34,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 200
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 34,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 200
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         34,200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value and Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            811,821
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 811,821
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         811,821
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            154,634
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 154,634
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         154,634
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC                                37-1484525
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC                                    13-3937658
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
        of a Group (See Instructions)          (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO IA
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC                              13-3946794
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
        of a Group (See Instructions)          (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Black Sheep Partners, LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            41,678
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 41,678
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Brian Black
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            41,678
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 41,678
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Glazer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            7,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 7,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         7,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         H. Michael Hecht
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            1,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 1,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter M. Weil
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            1,500
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 1,500
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,500
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Andrea Weiss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed on January 23, 2006, as amended to date ("Schedule 13D") by the Reporting Persons listed below. Unless otherwise indicated, all capitalized terms in this Amendment No. 3 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 3 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following:

         In connection with the Settlement Agreement described and defined in
Item 4, Starboard withdrew its nominations of Michael S. Koneke, David M. Meyer, Michael Hecht, Andrea Weiss, Peter M. Weil and Michael Glazer for election at the Company's 2006 Annual Meeting (the "Annual Meeting"). Pursuant to the Settlement Agreement, the Company agreed to increase the size of the Company's Board of Directors by two and to fill the newly-created seats by appointing Mr. Meyer to serve as a Class III Director and Mr. Weil to serve as a Class II director. The Company also agreed to include Messrs. Meyer and Weil in the Company's proxy statement for the 2006 Annual Meeting and to recommend their election and to solicit proxies on their behalf in the same manner as for the Company's other nominees for election at the Annual Meeting.

         Each of Michael Hecht, Michael Glazer and Andrea Weiss is no longer member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Statement. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Company to the extent required by applicable law.

ITEM 4.           PURPOSE OF TRANSACTION.

         On May 5, 2006, the Reporting Persons and the Company (together, the "Parties") entered into a Settlement Agreement (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 8 and is incorporated herein by reference. Pursuant to the Settlement Agreement, the Knightspoint Group agreed to withdraw (i) its nominations of Michael S. Koneke, David M. Meyer, Michael Hecht, Andrea Weiss, Peter M. Weil and Michael Glazer for election to the Board at the 2006 Annual Meeting and (ii) each of the other proposals set forth in the Knightspoint Group notice dated December 22, 2005 (the "Notice") and any other stockholder proposal with respect to the 2006 Annual Meeting. The Company agreed pursuant to the Board's written consent effective May 8, 2006 to (i) increase the size of the Board of Directors by two and fill the newly-created seats by appointing Mr. Meyer to serve as a Class III Director and Mr. Weil to serve as a Class II Director, (ii) authorize the further increase of the size of the Board by one to be effective upon the appointment of a new director to the Board, which new director shall be mutually agreed to by the Knightspoint Group, on the one hand and the Company's current Board, on the other, (the "Third Director") and at such time, the board shall take appropriate action to cause the Third Director to serve as a Class II director and move Mr. Weil so that he will serve as a Class I director; (iii) create a Special Committee of the Board, which shall have the oversight responsibility of the Company's strategic alternatives process and which shall include Mr. Meyer and Mr. Weil as members; and (iv) to appoint Mr. Meyer to the Compensation and Human Resources Committee of the Board. The Company further agreed that it shall (i) cause to be nominated for election as directors the Board of Directors at the 2006 Annual Meeting each of
(x) the existing directors of the Company, (y) Mr. Meyer to serve as a Class III director and (z) Mr. Weil and the third director to service to serve as a Class I and Class II Directors, respectively, and if the third director has not been agreed to prior to such date then Mr. Weil shall be nominated to serve as a Class II director; (ii) publicly support and recommend that the Company's stockholders vote to elect the 2006 nominees as directors of the Company at the 2006 Annual Meeting; (iii) include the foregoing recommendation in its proxy materials for the 2006 Annual Meeting; and (iv) solicit authority to vote for the 2006 nominees at the 2006 Annual Meeting.

         Under the Settlement Agreement, the Company agreed that the members of the Knightspoint Group shall be entitled to nominate directors and propose other business at the 2007 annual meeting of stockholders, provided that such members comply with all applicable provisions of the Company's Bylaws, as currently in effect, and the Company will not take any action to preclude members of the Knightspoint Group from nominating directors or proposing other business at the 2007 Annual Meeting, but any such nomination or proposal must be submitted in compliance with the applicable provisions of the Company's Bylaws, as currently in effect, and other applicable law. If the Third Director is not elected to the Board at the 2006 Annual Meeting, the Company agreed to cause the Third Director to be nominated for election to the Board at the 2007 Annual Meeting, to serve as a Class II director, publicly support and recommend that the Company's stockholders vote to elect the Third Director to the Board at the 2007 Annual Meeting, and solicit authority (and the Company's proxy shall so solicit) to vote for the Third Director at the 2007 Annual Meeting.

         So long as the Company has not breached the Settlement Agreement, each member of the Knightspoint Group severally, and not jointly, agreed that during the period commencing on May 5, 2006 and ending on the termination date of the Settlement Agreement, without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, he, she or it will not, and will cause each of his, her or its officers, agents and other Persons, including any affiliates or associates identified in the Schedule 13D, but excluding the Other Reporting Persons (except for Peter M. Weil), acting on his, her or its behalf not to: (i) engage, or in any way participate, directly or indirectly, in any "solicitation" (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange
Act) of proxies or consents (whether or not relating to the election or removal of directors), advise, encourage or influence any person with respect to the voting of any Voting Securities (as defined in the Settlement Agreement) of the Company with respect to the 2006 Annual Meeting in a manner that is inconsistent with the terms of this Agreement; or otherwise "solicit" (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) stockholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 or exempt solicitations pursuant to Rule 14a-2(b)(1) Rule 14a-2(b)(2) under the Exchange Act or otherwise induce or encourage any other Person to initiate any such stockholder proposal; (ii) form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities, other than a "group" that includes all or some lesser number of the persons identified as "Reporting Persons" in the Schedule 13D, but does not include any other members who are not currently identified as Reporting Persons; (iii) other than as previously disclosed in the Schedule 13D, deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities of the Company, except as expressly set forth in this Agreement; (iv) enter into any arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement with, any other person that engages, or offers or proposes to engage, in any of the foregoing; (v) discuss or communicate any confidential information with respect to the Company and its business, including but not limited to information related to the evaluation of any strategic alternatives under consideration by the Board, with one of its nominees who had previously served as a director of the Company; or
(vi) take or cause or induce others to take any action inconsistent with any of the foregoing. The Settlement Agreement provides that the foregoing shall not be deemed to prohibit (y) any of the members of the Knightspoint Group who are directors of the Company from engaging in any lawful acts that they deem appropriate in the exercise of their fiduciary duties as directors of the Company or (z) any members of the Knightspoint Group from making any public statements regarding the Company in response to any public communication or announcement with respect to the Company, including, without limitation, in connection with any public proposal, stockholder vote or with respect to any publicly proposed strategic alternatives related to the Company, but not including any public statement with respect to the stockholder vote at the 2006 Annual Meeting of the Company regarding the Company's nominees for director as the 2006 Meeting.

         The Settlement Agreement shall remain in effect from May 5, 2006 to the earlier of (i) 130 days prior the date of the 2007 Annual Meeting and (ii) ten days before the date by which stockholder notices must be delivered to the Company for the 2007 Annual Meeting pursuant to the Company's bylaws (the "Standstill Period").

         Under the Settlement Agreement, the Knightspoint Group released the Company from claims in connection with the proxy solicitation, including the nomination and election of directors at the 2006 annual meeting. The Company released the Knightspoint Group from any claims in connection with the proxy solicitation, any Schedule 13D filings or proxy filings. In accordance with the Settlement Agreement, the Parties issued a press release on May 5, 2006 announcing the execution of the Settlement Agreement, the form of which is attached hereto as Exhibit 9 and is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 1,070,033 shares of Common Stock, representing approximately 7.5% of the outstanding shares of Common Stock based upon 14,267,467 shares reported by the Company to be outstanding as of January 31, 2006, as reported in its Annual Report on Form 10-K for the year ended October 31, 2005, as amended on February 28, 2006. As of the date hereof, the Knightspoint Group owns an aggregate of 1,060,533 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock. As of the date hereof, the Other Reporting Persons own an aggregate of 9,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Amendment No. 2, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Amendment No. 2, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

         As of the date hereof, Messrs. Koeneke and Meyer separately and individually own an additional 18,200 and 34,000 shares of Common Stock respectively, representing less than 1% of the outstanding shares of Common Stock. Messrs. Koeneke and Meyer have sole voting and dispositive power over the shares of Common Stock held by them personally.

         As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 811,821 and 154,634 shares of Common Stock, respectively, constituting approximately 5.7% and 1.1%, respectively, of the outstanding shares of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

         As of the date hereof, Black Sheep Partners, LLC beneficially owns an aggregate of 41,678 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Amendment No.2, Brian Black may be deemed to have indirect beneficial ownership of the 41,678 shares of Common Stock held by Black Sheep Partners, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC.

         As of the date hereof, Peter Weil beneficially owns an aggregate of 1,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Weil has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Mr. Hecht beneficially owned 1,000 shares of Common Stock, Michael Glazer beneficially owned 7,000 shares of Common Stock and Andrea Weiss did not own any shares of Common Stock.

         (c) No purchases of Common Stock by any member of the Knightspoint Group has occurred in the sixty day period prior to filing this report.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 5, 2006, the Company and the Knightspoint Group entered into a Settlement Agreement, which is described in Item 4.

         In connection with the Settlement Agreement, the Knightspoint Group has agreed to pay each of Michael Hecht, Andrea Weiss and Michael Glazer $10,000 for their services as nominees pursuant to the Notice.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

*1. Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*2. Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*3. Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

*4. Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

*5. Press release issued on February 27, 2006, incorporated herein by reference to the filing on Schedule 14A, pursuant to Rule 14a-12 under Securities Exchange Act of 1934, as amended, by the Knightspoint Group on February 27, 2006.

*6. Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 2, 2006 by the Knightspoint Group.

**7.       Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group
         filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 23, 2006 by the Knightspoint Group.

8. Settlement Agreement among Knightspoint Partners II, L.P.; Knightspoint Capital Management II LLC; Knightspoint Partners LLC; Michael S. Koeneke; David M. Meyer; Starboard Value and Opportunity Master Fund Ltd.; Parche, LLC; Admiral Advisors, LLC; Ramius Capital Group, LLC; C4S & Co., LLC; Peter A. Cohen; Morgan B. Stark; Jeffrey M. Solomon; Thomas W. Strauss; Black Sheep Partners, LLC; Brian Black; Peter M. Weil and Ashworth, Inc., dated May5, 2006.

9.       Press release issued by Ashworth, Inc., dated May 5, 2006.


---------------
* Previously filed with the Schedule 13D filed on January 23, 2006. ** Previously filed with the Schedule 13D filed on March 23, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2006                    KNIGHTSPOINT PARTNERS II, L.P.

                                      By: Knightspoint Capital Management II LLC
                                      Its: General Partner

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By:  /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By:  /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      KNIGHTSPOINT PARTNERS LLC

                                      By: /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      /s/ David Meyer
                                      ------------------------------------------
                                      David Meyer
                                      Individually and as attorney-in-fact for
                                      each of Michael Koeneke, Black Sheep
                                      Partners, LLC, Brian Black, H. Michael
                                      Hecht, Peter Weil and Andrea Weiss

                                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                                PARCHE, LLC

                                ADMIRAL ADVISORS, LLC

                                     By: Ramius Capital Group, LLC

                                     Its: Managing Member

                                     By: C4S & Co., LLC
                                     Its: Managing Member

                                RAMIUS CAPITAL GROUP, LLC

                                     By: C4S & Co., LLC
                                     Its: Managing Member

                                C4S & CO., LLC

                                By: /s/ Morgan B. Stark
                                   ---------------------------------------------
                                   Name: Morgan B. Stark
                                   Title: Authorized Person

                                /s/ Morgan B. Stark
                                ------------------------------------------------
                                Morgan B. Stark
                                Individually and as attorney-in-fact for each of Peter A. Cohen, Jeffrey M. Solomon and Thomas W. Strauss